SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Resolute Energy Corporation
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

76116A306
(CUSIP Number)
Benjamin Dell KEMC Fund IV GP, LLC c/o Kimmeridge Energy Management Company, LLC 412 West 15th Street - 11th Floor New York, NY 10011

with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON KEMC Fund IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,254,306 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,254,306 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,254,306 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 14, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The 2,254,306 shares of Common Stock beneficially owned by the Reporting Person (the “Shares”) were purchased by the Kimmeridge Funds using the working capital of the Kimmeridge Funds. The total purchase price for the Shares reported herein was approximately $66,484,842.29.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to read as follows:

On October 19, 2018, the Reporting Person sent a letter to the Board of Directors of the Issuer (the “October Letter”). In the October Letter, a copy of which is filed as Exhibit A hereto, the Reporting Person expressed disappointment with the Issuer’s lack of progress on conducting a strategic review and failure to improve its financial performance. As described in the October Letter, the Reporting Person called on the Issuer to immediately launch a formal process with the goal of selling or merging the Issuer. The Reporting Person also stated it may seek to appoint independent directors to the Issuer’s Board of Directors if the Issuer continues to stall on launching a formal sale or combination process, cutting overhead costs and delivering shareholder value.

The foregoing summary is qualified in its entirety by the full text of the October Letter, which is filed as Exhibit A to this Schedule 13D and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by the addition of the following:

(a)	As of the date of this Amendment No. 2, the Reporting Person beneficially owns shares of Common Stock in such numbers as set forth on the cover page of this Amendment No. 2. The total number of shares the Reporting Person beneficially owns represents the percentages as set forth on the cover page to this Amendment No. 2 of the Common Stock outstanding. The percentages used in this Amendment No. 2 are calculated based upon the 23,166,491 shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2018.

(b)	The Reporting Person shares voting and dispositive power over 2,254,306 shares of Common Stock. The Reporting Person shares voting and dispositive power over 1,671,854 shares of Common Stock with KEEP IV, KENP IV and Kimmeridge Holdings, LLC (“Kimmeridge Holdings”). The Reporting Person shares voting and dispositive power over 582,452 shares of Common Stock with KEPF IV and Kimmeridge Madison, LLC (“Kimmeridge Madison”, and together with Kimmeridge Holdings and the Kimmeridge Funds, the “Kimmeridge Group”). The principal business address of the Kimmeridge Group is 412 West 15th Street - 11th Floor, New York, New York 10011.

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 4 of 6 Pages

(c)	Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit A – October Letter

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2018

KEMC FUND IV GP, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Chief Executive Officer

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Person during the past sixty days. The price per Share is the weighted average price of each purchase (or sale) on the relevant date and the actual range of prices on each date were within one dollar. Upon request by the SEC staff, the Reporting Person will provide information regarding the number of Shares purchased or sold at each separate price.

Date	Number of Shares Purchased (Sold)	Price per Share	Price Range
8/20/2018	6,000	$29.9527	$29.8900 – $30.0000
8/23/2018	13,400	$29.9683	$29.8600 – $30.0000
9/25/2018	35,000	$37.7232	$37.6600 – $37.7800
10/17/2018	170,000	$29.2401	$28.7200 – $29.7000